UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-40686

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐Form N-SAR ☐Form N-CSR
For Period Ended: June 30, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

XPAC ACQUISITION CORP.

(Full Name of Registrant)

N/A

(Former Name if Applicable)

55 West 46th Street, 30th floor

(Address of Principal Executive Office (Street and Number))

New York, New York 10036

(City, State and Zip Code)

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

XPAC Acquisition Corp. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022 (the “Form 10-Q”) within the prescribed period without unreasonable effort and expense for the reasons described below.

The Company is a blank check company, formed for the purpose of effecting a merger, amalgamation, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (a “business combination”). As disclosed in the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on April 25, 2022, the Company entered into the Business Combination Agreement (as defined in such Form 8-K) which, if the transactions contemplated thereby are consummated, will be the Company’s initial business combination.

The Company, together with its consultants, is in the process of reviewing the accounting treatment of certain costs related to the business combination incurred in connection with, and in anticipation of, the execution of the Business Combination Agreement, as well as the Company’s progression of the business combination (collectively, the “Business Combination Costs”).

Pursuant to the Business Combination Agreement, certain of the Business Combination Costs paid or payable in the future by the Company are reimbursable to the Company by SUPERBAC PubCo Holdings Inc., or its affiliates, upon consummation of the business combination. However, until such potential reimbursement in the future if, and at such point in time when the business combination is consummated, all Business Combination Costs are required to be reflected as liabilities and expensed in the Company’s income statement. The Company and its consultants are reviewing the Company’s financial statements to determine whether all Business Combination Costs have been properly recognized as liabilities and reflected as expenses for the relevant periods based on when such costs became probable and estimable irrespective of whether such Business Combination Costs may be reimbursable in the future.

Although the Company continues to evaluate the impact of the Business Combination Costs on its previously issued financial statements, the Company has preliminarily determined that up to approximately $1.5 million of Business Combination Costs may not have been recognized as expenses for historical periods, mainly due to their potentially reimbursable nature. Accordingly, the Company currently anticipates that it will revise or potentially restate certain of its previously issued financial statements to recognize additional Business Combination Costs for one or more periods. In addition, approximately $1.3 million of Business Combination Costs are expected to be recognized in the Company’s financial statements for the three months ended June 30, 2022 reflecting the costs incurred for ongoing work performed by outside professional advisors during that quarterly period.

The Company continues to review the accounting treatment for all Business Combination Costs, and its ultimate conclusions on these topics may differ from what the Company currently anticipates. The Company is working diligently to complete the Form 10-Q and intends to file the Form 10-Q as soon as reasonably practicable, which the Company anticipates will not be later than the fifth calendar day following the prescribed due date for the Form 10-Q.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Fabio Kann	(646)	664-0501
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is required by Part IV, Item (3) of Form 12b-25 to provide as part of this filing an explanation regarding whether the results of operations it expects to report for the three and six months ended June 30, 2022 will reflect significant changes from its results of operations for the three and six months ended June 30, 2021.

The Company was formed on March 11, 2021, and the registration statement on Form S-1 for the Company’s initial public offering was declared effective on July 29, 2021. As a result, the Company is unable to provide a meaningful explanation with respect to the significant anticipated changes in the Company’s results of operations for the three and six months ended June 30, 2022 as compared to the corresponding periods in 2021, mainly because (i) no corresponding financial information is available for the full six-month period in 2021 considering the Company’s inception only on March 11, 2021 and  (ii) the Company’s financial statements for the period from March 11, 2021 (inception) through June 30, 2021 do not provide a meaningful comparison against the three and six months ended June 30, 2022, as they do not yet reflect the impacts of the Company’s initial public offering.

Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the completion of the Company’s financial statements for the three and six months ended June 30, 2022, completion of the Company’s quarterly review procedures for the three and six months ended June 30, 2022 and the Company’s expectations with respect to the timing of the filing of its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results, including those under “Risk Factors” sections of reports filed with the Securities and Exchange Commission. Many of these factors are outside the Company’s control and are difficult to predict. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date hereof. Except as required by law, the Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

XPAC ACQUISITION CORP.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 16, 2022	By	/s/ Fabio Kann
		Name:	Fabio Kann
		Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).